Exhibit 99.1

SECOND QUARTER 2020

EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS SECOND QUARTER 2020 RESULTS

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q2 2020 Report to Shareholders and Supplementary Financial Information are available at: http://www.rbc.com/investorrelations.

Net Income $1.5 Billion Down 54% YoY	Diluted EPS[1] $1.00 Down 55% YoY	Total PCL[2] $2.8 Billion Total PCL ratio on loans up 139 bps[3] QoQ	ROE[4] 7.3% Down from 17.5% last year	CET1 Ratio 11.7% Well above regulatory requirements

TORONTO, May 27, 2020 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $1,481 million for the quarter ended April 30, 2020, down $1,749 million or 54% from the prior year. Diluted EPS was $1.00, down 55% over the same period. The unprecedented challenges brought on by the COVID-19 pandemic led to increased provision for credit losses of $2,830 million, up $2,404 million from last year. The increased provisions unfavourably impacted results in Personal & Commercial Banking, Capital Markets and Wealth Management. These factors were partially offset by higher earnings in Investor & Treasury Services and Insurance.

Compared to last quarter, net income was down $2,028 million with lower results in Personal & Commercial Banking, Capital Markets and Wealth Management. Earnings in Insurance were relatively flat compared to the prior quarter. These factors were partially offset by higher results in Investor & Treasury Services.

The total PCL ratio on loans was 165 bps, up 139 bps from last quarter as we prudently increased reserves due to the impact of the COVID-19 pandemic. The PCL ratio on impaired loans of 37 bps increased 16 bps from last quarter, due to higher PCL on impaired loans mainly in Capital Markets. Our capital position remained robust, with a Common Equity Tier 1 (CET1) ratio of 11.7%. We also had a strong average Liquidity Coverage Ratio (LCR) of 130%.

“My sincere thanks to all those on the frontlines who are combatting the virus with courage and compassion, and to the RBCers who are living our Purpose with extraordinary dedication to help our clients manage during these uncertain times,” said Dave McKay, RBC President and Chief Executive Officer. “We entered this period of heightened macroeconomic uncertainty from a position of strategic and financial strength. Our scale, diversified business mix, technology investments and talented employees define our leading client franchises. Our strong capital and liquidity position, and disciplined risk management, have enabled us to remain resilient and focused on delivering long-term value for our clients, shareholders and communities.”

Q2 2020 Compared to Q2 2019	• Net income of $1,481 million • Diluted EPS of $1.00 • ROE of 7.3% • CET1 ratio of 11.7%	i 54% i 55% i 1,020 bps i 10 bps

Q2 2020 Compared to Q1 2020	• Net income of $1,481 million • Diluted EPS of $1.00 • ROE of 7.3% • CET1 ratio of 11.7%	i 58% i 58% i 1,030 bps i 30 bps

YTD 2020 Compared to YTD 2019	• Net income of $4,990 million • Diluted EPS of $3.40 • ROE of 12.5%	i 22% i 22% i 460 bps

[1]	Earnings per share (EPS).
[2]	Provision for credit losses (PCL).
[3]	Basis points (bps).
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Return on equity (ROE). This measure does not have a standardized meaning under GAAP. For further information, refer to the Key Performance and non-GAAP measures section on page 3 of this Earnings Release.

Personal & Commercial Banking

Net income of $532 million decreased $1,017 million or 66% from a year ago, primarily attributable to higher PCL on performing assets mainly driven by the impact of the COVID-19 pandemic, and lower spreads reflecting competitive pricing pressures, lower interest rates and changes in product mix. Lower card service revenue in Canadian Banking due to a significant decrease in purchase volumes also contributed to the decrease. These factors were partially offset by solid average volume growth of 7% in loans and 11% in deposits in Canadian Banking.

Compared to last quarter, net income decreased $1,154 million or 68%, reflecting higher PCL on performing assets mainly due to the impact of the COVID-19 pandemic. Lower card service revenue as a result of a significant decrease in purchase volumes, two less days in the quarter and lower spreads also contributed to the decrease. These factors were partially offset by average volume growth of 2% in Canadian Banking.

Wealth Management

Net income of $424 million decreased $161 million or 28% from a year ago, primarily attributable to higher PCL on performing assets mainly driven by the impact of the COVID-19 pandemic and higher staff and technology-related costs. The impact of market volatility during the current quarter resulted in unfavourable changes in the fair value of seed capital investments, interest rate derivatives and the net impact of our U.S. share-based compensation plans, also contributed to the decrease. These factors were partially offset by an increase in revenue from higher average fee-based client assets, net of associated variable compensation costs.

Compared to last quarter, net income decreased $199 million or 32%, largely due to higher PCL on performing assets mainly driven by the impact of the COVID-19 pandemic. The impact of market volatility in the current quarter resulted in unfavourable changes in our average fee-based client assets, the fair value of interest rate derivatives from widening credit spreads, and the fair value of seed capital investments, also contributed to the decrease. Net interest income was relatively flat as average volume growth was offset by the impact of lower interest rates. These factors were partially offset by lower variable compensation commensurate with the decline in commissionable revenue.

Insurance

Net income of $180 million increased $26 million or 17% from a year ago, mainly due to higher favourable investment-related experience and new longevity reinsurance contracts, partially offset by the impact of actuarial adjustments and lower benefits from favourable reinsurance contract renegotiations.

Compared to last quarter, net income decreased $1 million or 1%, mainly due higher travel claims costs, the impact of lower new longevity reinsurance contracts and unfavourable actuarial adjustments. These factors were largely offset by higher favourable investment-related experience.

Investor & Treasury Services

Net income of $226 million increased $75 million or 50% from a year ago, primarily due to higher funding and liquidity revenue.

Compared to last quarter, net income increased $83 million or 58%, primarily driven by higher funding and liquidity revenue reflecting the impact of interest rate movements in the current quarter and higher gains from the disposition of securities, partially offset by higher funding costs related to enterprise liquidity. Higher revenue from increased client activity in our asset services business resulting from elevated market volatility in the current quarter also contributed to the increase.

Capital Markets

Net income of $105 million decreased $671 million or 86% from a year ago, primarily due to higher PCL on performing assets mainly driven by the impact of the COVID-19 pandemic and higher provisions on impaired assets in a couple of sectors. Lower revenue in Corporate and Investment Banking, mainly due to lower fixed income trading revenue from loan underwriting markdowns, primarily in the U.S. and Europe, driven by widening credit spreads, also contributed to the decrease. These factors were partially offset by higher revenue in Global Markets and lower taxes due to an increase in the proportion of earnings from lower tax rate jurisdictions.

Compared to last quarter, net income decreased $777 million or 88%, largely due to higher PCL on performing assets mainly driven by the impact of the COVID-19 pandemic and higher provisions on impaired assets in a couple of sectors. Lower fixed income trading revenue in Corporate and Investment Banking primarily from loan underwriting markdowns in the U.S. and Europe reflecting widening credit spreads and lower M&A activity primarily in the U.S., also contributed to the decrease. These factors were partially offset by lower compensation on decreased revenue and lower taxes due to an increase in the proportion of earnings from lower tax rate jurisdictions. Net income was also impacted by higher fixed income trading revenue in Global Markets in Canada and Europe due to increased client activity, partially offset by lower fixed income trading revenue in the U.S.

Corporate Support

Net income was $14 million in the current quarter, largely due to asset/liability management activities, partially offset by net unfavourable tax adjustments.

Capital, Liquidity and Credit Quality

Capital – As at April 30, 2020, CET1 ratio was 11.7%, down 30 bps from last quarter, mainly reflecting higher risk weighted assets driven by drawdowns on credit facilities, net credit downgrades and balance sheet growth. The unfavourable impact of fair value other comprehensive income adjustments also contributed to the decrease. These factors were partially offset by internal capital generation net of PCL including IFRS 9 capital modification, the impact of higher discount rates in determining our pension and other post-employment benefit obligations and the capital modifications associated with the reduction in market risk. We distributed $1.7 billion to our shareholders through dividends and buybacks.

Liquidity – For the quarter ended April 30, 2020, average LCR was 130%, which translates into a surplus of approximately $66 billion, compared to 129% in the prior quarter. The increase in the LCR surplus from the previous quarter is primarily due to higher business and retail deposit growth partially offset by higher corporate lending resulting from drawdowns on credit facilities, as well as additional actions taken to maintain our liquidity position.

Credit Quality – Total PCL was $2,830 million. PCL on loans of $2,734 million increased $2,293 million from the prior year, as we increased reserves, primarily in Personal & Commercial Banking, Capital Markets and Wealth Management, due to the impact of the COVID-19 pandemic. The total PCL ratio on loans of 165 bps increased 136 bps from the prior year. The PCL ratio on impaired loans was 37 bps.

PCL on loans increased $2,313 million from the prior quarter, as we increased reserves, primarily in Personal & Commercial Banking, Capital Markets and Wealth Management due to the impact of the COVID-19 pandemic on performing loans. Higher PCL on impaired loans, mainly in Capital Markets, also contributed to the increase. The total PCL ratio on loans increased 139 bps from last quarter.

The ratio of allowance for credit losses (ACL) on loans and acceptances to total loans & acceptances increased to 84 bps, up 31 bps from last year.

Digitally Enabled Relationship Bank

90-day Active Mobile users increased 16% from a year ago to 4.8 million, resulting in a 38% increase in mobile sessions. Digital adoption increased to 53.9%.

Key Performance and Non-GAAP Measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. ROE does not have a standardized meaning under GAAP. We use ROE as a measure of return on total capital invested in our business.

Additional information about ROE and other Key Performance and non-GAAP measures can be found under the Key Performance and non-GAAP measures section of our Q2 2020 Report to Shareholders.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Earnings Release, in other filings with Canadian regulators or the SEC, in other reports to shareholders, and in other communications, including statements by our President and Chief Executive Officer. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, and the potential continued impacts of the coronavirus (COVID-19) pandemic on our business operations, financial results and financial condition and on the global economy and financial market conditions. The forward-looking information contained in this Earnings Release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive and systemic risks and other risks discussed in the risk sections of our 2019 Annual Report and the Risk management and Significant Developments: COVID-19 sections of our Q2 2020 Report to Shareholders; including information technology and cyber risk, privacy, data and third party related risks, geopolitical uncertainty, Canadian housing and household indebtedness, regulatory changes, digital disruption and innovation, climate change, the business and economic conditions in the geographic regions in which we operate, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, environmental and social risk and the emergence of widespread health emergencies or public health crises such as pandemics and epidemics, including the COVID-19 pandemic and its impact on the global economy and financial market conditions and our business operations, financial results and financial condition.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward-looking statements contained in this Earnings Release are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2019 Annual Report, as updated by the Economic, market and regulatory review and outlook and Significant Developments: COVID-19 sections of our Q2 2020 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections of our 2019 Annual Report and the Risk management section of our Q2 2020 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Earnings Release. All references in this Earnings Release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our Q2 2020 Report to Shareholders at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for May 27, 2020 at 8:15 a.m. (EDT) and will feature a presentation about our second quarter results by RBC executives. It will be followed by a question and answer period with analysts. Interested parties can access the call live on a listen-only basis at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217, 866-696-5910, passcode 6995173#). Please call between 8:05 a.m. and 8:10 a.m. (EDT).

Management’s comments on results will be posted on our website shortly following the call. A recording will be available by 5:00 p.m. (EDT) from May 27, 2020 until August 25, 2020 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 8404209#).

Media Relations Contact

Gillian McArdle, Senior Director, Communications, Group Risk Management and Finance, gillian.mcardle@rbccm.com, 416-842-4231

Investor Relations Contacts

Nadine Ahn, SVP Wholesale Finance and Investor Relations, nadine.ahn@rbccm.com, 416-974-3355

Asim Imran, Vice President, Investor Relations, asim.imran@rbc.com, 416-955-7804

Marco Giurleo, Senior Director, Investor Relations, marco.giurleo@rbc.com, 416-955-2546

ABOUT RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 84,000+ employees who bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank, and one of the largest in the world based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our 17 million clients in Canada, the U.S. and 34 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/community-social-impact.

Trademarks used in this earnings release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this earnings release, which are not the property of Royal Bank of Canada, are owned by their respective holders.

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